MEDZED, INC.

7900 East Union Avenue Suite 1100

Denver Colorado 80237

September 22, 2009

Ta Tanisha Meadows

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Medzed, Inc.

Comment Letter dated September 21, 2009

Dear Ms. Meadows:

On behalf of Medzed, Inc. the (“Company”), please be advised that I am in receipt of your letter dated September 21, 2009.

In response thereto, please be advised that the Company, concurrently herewith, has filed Amendment 2 to Form 8-K with the following revised disclosures:

Amendment 1 to Form 8-K filed September 17, 2009:

1.

The date of engagement of Seale & Beers, CPAs as disclosed in item (a) is now consistent with the date of engagement as disclosed in item (b), August 6, 2009.

2.

The Company has updated its disclosure to more clearly reflect that Moore & Associates Chartered did not respond to the Company’s request for an updated Letter of Agreement.

With respect to Amendment 1 to Form 8-K filed September 16, 2009, please advise that such report was filed in error and the Company formally requests that the Commission (a) remove such filing to the extent possible, or (b) discard such filing as it was filed in error.

In connection with the Company’s responding to the subject letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter shall be filed via the EDGAR system, in addition to Amendment 2 to Form 8-K consistent with the contents of this letter.

Thank you for your courtesies with respect to this matter.

Very truly yours,

/s/ Daniel R. MacLean

Daniel R. MacLean, President

Medzed, Inc.